Exhibit 19.1

Company Policy -- Insider Trading
    Revision 2, Published on May 11, 2020

Category: Legal and Corporate Affairs
Effective Date: March 22, 2004
Information Contact: General Manager - Compliance
Responsible Officer: Chief Compliance Officer & General Counsel

PURPOSE:
Establish Cleco's policy for transactions in Company securities in an effort to comply with certain provisions of the Federal Securities Laws, including Rule 10b-5 under the Securities Exchange Act of 1934, as amended. These laws generally impose disclosure requirements and trading limitations on a narrow class of corporate insiders – all directors, officers and other employees of the Company who possess material nonpublic information concerning the Company, or by virtue of their position with the Company, some other public company. Violation of such laws may result in substantial civil and/or criminal penalties.

POLICY:
The Company has established the following TRADING GUIDELINES FOR INSIDERS to outline general restrictions involving transactions in Company securities. The guidelines do not cover all Securities and Exchange Commission (SEC) rules and regulations. Therefore, if you have questions concerning this policy or transactions in Company securities, please contact the Legal Department prior to executing such transactions. Definitions of various terms are included below.

TRADING GUIDELINES FOR INSIDERS
Insider Responsibility
Directors, officers and other employees who have knowledge of Material Inside Information about the Company should not divulge it to anyone unless there is a valid business reason. Any person who trades securities on that information is guilty of insider trading. This prohibition applies to all purchases and sales of Company securities. The insider who divulges the information and the person who uses that information in trading are subject to significant potential civil and criminal penalties by the SEC.

When material information has been publicly disclosed, each director, officer and other employee is prohibited from engaging in transactions involving Company securities until the information has been adequately disseminated to the public so that investors have had the opportunity to evaluate the information. The appropriate period between a public announcement by the

Company and a subsequent trade depends on the nature of the information disclosed. Generally, information will be deemed for purposes of this policy to have been adequately disseminated to and absorbed by the market two trading days after its release.

The Federal Securities Laws also may apply to trading in the securities of another public company about which a director, officer or employee of the Company has knowledge of material nonpublic information. Directors, officers and employees of the Company involved in or informed about any proposed transaction with another public company that is undisclosed and could be material to the other company also should refrain from trading in the other company's securities or passing on the information to others who may trade. Transactions which are not material to the Company may be material to the other company.

Timing of Transactions
Transactions by Reporting Insiders involving Company securities generally are allowed only during a 30-day (trading window) period that begins two trading days after the Company's quarterly financial results are released. A notice regarding these dates will be issued for each such 30-day period. This is a Company-mandated restriction, not a legal requirement.

The Company’s General Counsel may, on a case-by-case basis and in his or her discretion after consultation with legal counsel, authorize trading in Company securities by a director or an executive officer outside of the trading windows due to financial or other hardship, but only if: (i) the director or executive officer who wishes to trade has, at least two (2) days prior to the anticipated trade date, notified the General Counsel in writing of the circumstances of the hardship and the amount and nature of the proposed trade(s) and (ii) such director or executive officer is not in possession of material, nonpublic information concerning the Company and has certified that fact in writing to the General Counsel.

Company Notification and Prior Approval of Transactions
The SEC has a history of revising and issuing new interpretations of its rules and exceptions. Accordingly, each Reporting Insider must notify the Company's Legal Department at least two business days in advance of any changes in his or her ownership of Company securities or any changes in the ownership of Company securities of any of the Reporting Insider's immediate family sharing the household. Such transactions must be approved by the Legal Department prior to any change in ownership.

Once approval for the transaction is made and the transaction is completed, the Legal Department must immediately be notified.

Prohibited Transactions
The Company prohibits certain transactions or trading activities that may appear inconsistent with long-term ownership of its securities.

It is therefore the Company’s policy that no director, officer or employee may engage in the following:

Short Sales
Short sales of Company securities are prohibited by this policy.

Publicly Traded Options
Transactions in calls, puts or other derivative securities relating to Company securities, on an exchange or in any other organized market are prohibited by this policy.

Privately Negotiated or Other Structured Hedging Transactions
Other forms of hedging or monetization transactions relating to Company securities, such as zero-cost collars and forward sale contracts, may be privately negotiated or they can be structured through use of publicly traded options, short sales or other securities trading or transactions. Such transactions may cause the interests of the holder of any such position to diverge from those of the Company. Therefore, such transactions are prohibited by this policy.

CONSEQUENCES:
Persons who violate the Federal Securities Laws are subject to significant potential civil and criminal penalties. The civil penalties include the following:
•the return by the trading person of the profit gained (or loss avoided, as the case may be) as a result of the trade, plus a fine of up to three times the profit gained (or loss avoided).
•In addition, the criminal penalties can be as much as $5 million and 20 years' imprisonment per violation.

The legal penalties will apply not only to those who trade on Material Inside Information but also to persons who pass such information on to others who engage in illegal conduct, irrespective of whether the person passing the information derived any benefit from such disclosure. Therefore, all directors, officers and other employees should avoid communicating material nonpublic Company information to any person, including family members and friends, unless the person has a need to know the information for Company-related reasons.

The Company considers compliance with this policy of the utmost importance. In addition to the legal penalties outlined above, employees who violate this policy will be subject to disciplinary action up to and including termination.

DEFINITIONS:
•Company Securities: Any securities issued by the Company or any of its subsidiaries and tax-exempt debt securities issued on behalf of the Company or any of its subsidiaries.
•Insider: Company directors, officers or other employees who have knowledge of nonpublic information that could affect the market value of Company securities. Also, any person, including family members, and friends of insiders, who may trade on the basis of Material Inside Information.
•Insider Trading: Buying and selling securities on the basis of Material Inside Information.
•Material Inside (Nonpublic) Information: Information about the Company or its subsidiaries that is not available to the general public that would affect a reasonable investor's decision to buy, sell or hold Company securities, or that would affect its market value. By way of example, it is probable that the following information concerning the Company, in most circumstances, would be deemed material: (1) annual, quarterly or monthly financial results; (2) earnings estimates; (3) significant changes in rates, customers or suppliers; (4) major regulatory changes; (5) negotiations and agreements regarding acquisitions, divestitures, business combinations or tender offers; and (6) major management changes. This list of examples is not intended to be all inclusive. Other types of information also may be material. If you have questions concerning a transaction, please contact the Legal Department.

Related Policies and Procedures
None

Summary of Changes
03/30/2010 -- Revision 0 imported from old database.
11/08/2010 -- Revision 1 contains the following changes:
    At the October 2010 meeting of the Board of Directors, exceptions to the trade window were added to the policy.
05/11/2020 -- Revision 2 contains the following changes:
    Updated due to change in corporate structure.